Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-132936-14
July 2, 2008

Subscription expected to be until July 25, 2008

World Basket Principal Protected Notes® (ProNotes®) ■ Linked to the Value of a Basket of Equity Indices ■ 100% Protection | 100% Participation | [4 - 5]% minimum return	Offering Period Expected to close on: July 25, 2008

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates.  Before you invest, you should read this summary together with the pricing supplement No. G1 subject to completion dated July 2, 2008, product supplement No. 3IID dated July 2, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Considerations” section herein and the “Risk Factors” section of the product supplement and prospectus supplement, which set forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:
http://sec.gov/Archives/edgar/data/1053092/000104746908007961/a2186650z424b2.htm

Indicative Terms, July 2, 2008 (Subject to Change)

WORLD BASKET PRONOTES - OVERVIEW

World Basket ProNotes® (or “ProNotes” or “securities”) allow investors to receive at maturity 100% principal protection, a guaranteed minimum return, plus possibly 100% upside participation in the quarterly average performance of the Basket.

INDICATIVE PRODUCT TERMS:		RELEVANT DATES:
Security Codes:	CUSIP: 22546ECF9 | ISIN: US22546ECF97	Offering Period:	Expected to close on July 25, 2008, @ 2:00pm EST
Issuer:	Credit Suisse, acting through its Nassau Branch	Trade Date:	Expected to be July 25, 2008
Distributor:	Credit Suisse Securities (USA) LLC	Settlement Date:	Expected to be July 31, 2008
Denomination:	Minimum initial purchase of U.S. $1,000 per Note and	Valuation Dates:

Quarterly beginning on October 24, 2008 to and including the Final Valuation Date, provided, that if any valuation date is not an index business day with respect to any Reference Index, then such valuation date for such Reference Index will be the next succeeding index business day, subject to postponement if a market disruption event occurs.

integral multiples of U.S. $1,000 thereafter
Principal	100% at maturity
Protection:
Initial Basket	1.0
Level:
Initial Index Level:	For each Reference Index, the closing level of such Reference Index on the index business day immediately following the Trade Date
		Final Valuation Date	January 24, 2013
Basket Level:	On any index business day, the sum of the product, for each Reference Index, of:	Maturity Date	January 31, 2013, subject to postponement if a market disruption event occurs on the Final Valuation Date
(i) the weighting of such Reference Index in the Basket; and
(ii) the closing level of such Reference Index on that index business day divided by the Initial Index Level of such Reference Index.
Final Basket Level:	The arithmetic average of the Basket Levels on the quarterly Valuation Dates

Basket Return:	(Final Basket Level – Initial Basket Level) / Initial Basket Level
Redemption Amount at Maturity:	For each $1,000 principal amount of ProNotes, on the Maturity Date, a holder will receive in cash the maximum of: $1,000 x (1 + Basket Return); or [$1,040 - $1,050]

UNDERLYING BASKET:

Reference Index	Bloomberg Ticker	Initial Index Level	Weighting
S&P 500® Index	SPX <INDEX>	TBD	33.34%
Nikkei 225® Index	SX5E <INDEX>	TBD	33.33%
Dow Jones EURO STOXX 50® Index	NKY <INDEX>	TBD	33.33%

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

PRODUCT SNAPSHOT

Who Should Invest in the ProNotes®:

■     Investors who are conservatively bullish on certain equity markets and are looking to benefit from 100% principal protection, a minimum return of [4 - 5]%, and 100% index upside over a medium-term time frame.

Hypothetical Upside Scenario:

■     Based on the average on the valuation dates, the Basket Level has appreciated by more than [104 – 105]%.  In this case, investors will receive back their initial investment plus 100% of the appreciation of the Basket.

Hypothetical Downside Scenario:

■     Based on the average on the valuation dates, the Basket Level has appreciated by less than [104 – 105]% or the Basket Return is zero or is negative.  In this case, investors will receive back [104 – 105]% of their initial investment.

*Hypothetical scenarios are neither indicators nor guarantees of future performance of the Basket or the Securities.  Actual results will vary, perhaps materially, from the hypothetical analysis.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

Investment Considerations

The securities do not pay interest.  We will not pay interest on the securities.  You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the redemption amount at maturity is based on the minimum return.  If the basket return is less than or equal to the minimum return, you will receive at maturity only the principal amount of your securities and the minimum return.  Such return at maturity may not be enough to compensate you for any loss in value due to inflation and to other factors relating to the value of money over time.  Even if the basket return is greater than the minimum return, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

An investment in the securities is not the same as an investment in the stocks underlying the reference indices. The payment of dividends on the stocks that underlie the reference indices has no effect on the calculation of the basket level or the reference indices.  Therefore, the return on your investment based on the percentage change in the reference indices is not the same as the total return based on the purchase of those underlying stocks held for a similar period. As an investor in the securities, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the reference indices.

There may be little or no secondary market for the ProNotes.  The securities will not be listed on any securities exchange.  We cannot assure you that a secondary market for the securities will develop.  Credit Suisse Securities (USA) LLC currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time.  If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The market price of the ProNotes may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the securities and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the securities in the secondary market, including:

• the current level of the reference indices;

• interest and yield rates in the market;

• the volatility of the reference indices;

• economic, financial, political and regulatory or judicial events that affect the securities underlying the reference indices or stock markets generally and which may affect the appreciation level of the reference indices comprising the basket;

• the time remaining to the maturity of the securities;

• the dividend rate on the stocks underlying the reference indices;

• Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

You have no recourse to the index sponsors or to the issuers of the stocks underlying the reference indices. You will have no rights against Standard & Poor’s Corporation, a division of the McGraw-Hill Companies, Inc. STOXX Limited and Nikkei, Inc. as sponsors of the reference indices, or against the issuers of the stocks underlying the reference indices. The securities are not sponsored, endorsed, sold or promoted by any index sponsor or any such issuer.

@ 2008 Credit Suisse and/or its affiliates.  All rights reserved.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com